SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2004

Enel Società per Azioni

Viale Regina Margherita 137
00198, Rome
Italy

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Certain of the information included in this Report is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. The Company’s core business includes the generation, transmission, distribution and supply of electricity. Moreover, in recent years, the Company has diversified its activities entering into other sectors, such as gas, telecommunications and other communication services. The Company’s outlook is predominately based on its interpretation of what it considers to be the key economic factors affecting its businesses. Forward-looking statements with regard to the Company’s businesses involve a number of important factors that are subject to change, including: the many interrelated factors that affect customers’ demand, including general economic conditions, industry trends, and increased competition in each of the Company’s markets; the Company’s ability to implement successfully its cost reduction program; the Company’s ability to implement its strategy to focus on its core energy business; future capital expenditure and investments; legislation, particularly that relating to the regulation of the markets for electricity and other public utility services, tariff regimes, the environment, trade and commerce and infrastructure development; the actions of competitors in various industries in which the Company competes; production difficulties, including capacity and supply constraints; labor relations; interest rates and currency exchange rates; political and civil unrest; and other risks and uncertainties.

The information included in this Report has been given to Commissione Nazionale per le Società e la Borsa (CONSOB), the Italian public authority regulating Italian capital markets, and/or to Borsa Italiana S.p.A., the company owning and managing the Mercato Telematico Azionario, the Italian automated screen-based trading system on which the ordinary shares of Enel Società per Azioni are listed, or is otherwise furnished pursuant to General Instruction B to the General Instructions to Form 6-K.

Table of contents:
Press Release dated March 29, 2004;
Press Release dated March 29, 2004;
Analyst Presentation dated March 29, 2004 – 2003 Results

Press Release

The Board of Enel approves the 2003 Results

EBITDA 9,841 million euro, +27.9%
Net profit 2,509 million euro, +23.3%
Dividend confirmed at 0.36 euro per share
Additional dividend to be paid in 2004 after Terna IPO

     Rome, March 29, 2004 — The Board of Directors of Enel S.p.A., chaired by Piero Gnudi, today approved the results for the twelve months to December 31, 2003.

Consolidated Financial Highlights (million euro)

	2003	2002*	Change
Revenues	31,317	30,471	+2.8%
EBITDA (Gross operating margin)	9,841	7,695	+27.9%
EBIT (Operating income)	4,732	2,813	+68.2%
Net profit	2,509	2,035	+23.3%
Dividend per share (euro)	0.36	0.36	=
Net financial debt on December 31, 2003	24,174	24,467	-1.2%

*	proforma excluding Eurogen and Interpower

Key developments

•	Regulatory value of distribution assets 20 billion euro

•	Regulatory value of transmission assets 4.9 billion euro

•	Authorization of oil-to-coal conversion of Civitavecchia power plant

•	IPO of Terna by end June 2004

•	Enel raises stake in Wind to 100%, savings of 100 million euro for Wind from 2004

•	Alliance with IBM to market Enel’s digital meter worldwide

•	Acquisition of 80% stake in Union Fenosa renewables business in Spain

•	New organization of Enel Gas, integration of 30 companies

•	Agreement to sell real estate activities

Increased financial targets

•	1.1 billion euro cost reduction by 2006

•	16 billion euro of free cash in the period 2003-2007

Dividends

•	Proposed 0.36 euro per share for 2003

•	Proposed additional dividend to be paid in 2004 after Terna IPO

•	Forecast dividend per share of not less than 0.36 euro on 2004 results

     Paolo Scaroni, Chief Executive, said: “In 2003 we made significant progress on the new strategy outlined in September 2002. Our outlook for 2004 and for the future of Enel is positive. It is our goal to maintain a strong “A” credit rating and pursue a dividend policy for the satisfaction of our shareholders.”

2003 CONSOLIDATED RESULTS

For a like-for-like comparison with 2002 data, these results are presented on a pro-forma basis, excluding Eurogen and Interpower, which were sold in May 2002 and January 2003, respectively.

     Revenues in 2003 of 31,317 million euro were in line with 2002 revenues of 30,471 million euro.

     EBITDA (gross operating margin) amounted to 9,841 million euro compared with 7,695 million euro in 2002 (+27.9%). The most significant contribution to the growth came from the Generation and Energy Management Division (1,218 million euro, +50%) and includes reimbursement of hydro penalty and green certificate charges (512 million euro). Excluding this reimbursement, Group EBITDA came to 30% of revenues compared with 25% in 2002.

     EBIT (operating income) was 4,732 million euro, an increase of 68.2% from 2,813 million in 2002.

     Profit before extraordinary items and taxes more than doubled to 3,529 million euro from 1,597 million euro in 2002.

     Group net profit in 2003 was 2,509 million euro, an increase of 23.3% from 2,035 million euro in 2002. Group net income, excluding non-recurring items, rose to 1,090 million euro from 649 million euro a year earlier.

     The consolidated balance sheet on December 31, 2003 showed total shareholders’ equity of 21,315 million euro (20,842 million euro at the end of 2002) and net financial debt of 24,174 million euro (24,467 million euro at the end of 2002). The debt to equity ratio at the end of 2003 was 1.13 compared with 1.17 at the end of 2002.

     Operating cash flow (cash generated by operations, net of capital expenditure) was 4,674 million euro, an increase of 2,690 million euro from 2002.

     Capital expenditure in the period amounted to 3,969 million euro, a decrease of 29% compared with 2002. This was principally due to significant reductions in investments in non-

core activities, and the progressive completion of the programme of power plant conversions to combined cycle gas production and of Wind’s network.

     Group employees at the end of 2003 numbered 64,770 compared with 71,204 at the end of 2002. Changes in the scope of activity (sale of Interpower, deconsolidation of CESI, and other minor operations) resulted in a reduction of 1,575 employees while redundancies, net of new hires, totalled 4,859.

A presentation of divisional results and targets follows.

OUTLOOK

     The fundamentals of the Italian electricity market are positive and are expected to remain so in the coming years. The supply/demand balance in the Italian market is tight and is expected to remain tight as growth in consumption and peak demand will be higher than expected, while new capacity will come on line more slowly than anticipated.

     In Generation, Enel will continue to be at the forefront of driving efficiencies. Enel’s full cost of producing electricity will be below that of a new entrant from 2005. The additional benefit from conversions to more competitive fuel will allow Enel to remain the most efficient producer in Italy in the long term.

     In Transmission and Distribution, the recent value increases assigned by the regulator to the Regulatory Asset Bases of Terna and the Distribution businesses bring the valuation of those assets closer to European standards and this is an important additional guarantee to protect these valuations into the next regulatory period (2008-2011).

     Enel will continue to look for growth opportunities in areas where it can create value, fulfill its strict investment criteria and maintain the Group’s objective of a strong “A” credit rating.

     Given the Group’s improved estimates of operational and financial growth, and the clarity of the regulatory situation following the approval of the 2004-2007 tariff structure, Enel expects to pay a dividend per share in 2005 (on 2004 results) of not less than 0.36 euro per share.

SHAREHOLDERS’ MEETING AND DIVIDENDS

     The Board of Directors of Enel is recommending a total dividend for the year of 0.36 euro per share, unchanged from 2002. Subject to approval at the Shareholders’ meeting on May 21 (first call) and 22 (second call) 2004, the dividend will be paid on June 24, 2004. The Board has proposed June 21, 2004 as the ex-dividend coupon date. The dividend payment will draw on the 2003 profit of Enel S.p.A., 607 million euro, and a portion of retained earnings.

     In addition to the 2003 dividend, the Board of Directors expects to pay an additional dividend before the end of 2004 following the IPO of Terna.

     Shareholders have also been called to resolve on the renewal of the Board of Statutory Auditors. The Board of Directors may also add to the agenda items discussed at the next Board meeting.

2003 PARENT COMPANY RESULTS

     The Parent company, Enel S.p.A., has almost completed its transformation from integrated electricity company to industrial holding company and is primarily occupied with setting strategic goals for Group companies and coordinating their activities. Enel S.p.A. still temporarily holds multi-year import contracts for electricity which is sold to Enel Distribuzione at prices set by the Energy Authority.

Results (million euro):

	2003	2002	Change
Revenues	1,143	1,971	-42.0%
EBIT	227	162	+40.1%
Financial income and equity income	216	123	+75.6%
Net extraordinary items	432	2,882	—
Net profit	607	2,405	—

     In 2003, Parent company revenues totalled 1,143 million euro, with electricity sales to Enel Distribuzione accounting for 865 million euro. Of the fall in overall revenues, 577 million euro was due to the transfer of supply contracts to Enel Trade. The increase in EBIT was essentially due to a reduction in costs for services.

     Financial income and equity income include dividends (and related tax credits) distributed by subsidiaries on 2002 profits of 1,731 million euro and write-downs of equity investments of 1,290 million euro, accounted only for tax purposes.

     Net extraordinary items include a capital gain of 434 million euro on the sale of Interpower. The 2002 results included a capital gain of 2,874 million euro on the sale of Eurogen.

     Net profit stood at 607 million euro, compared with 2,405 million euro in 2002. The difference between the two years is the result of the different amount of capital gains from investments disposal, as mentioned above.

     Net financial debt on December 31, 2003, was 6,946 million euro, an increase of 1,180 million euro compared with the end of 2002. Operations are under way, including the reimbursement of 1.2 billion euro in capital from Terna, which will allow a significant reduction of the Parent company debt.

     Shareholders’ equity at the end of 2003 stood at 11,997 million euro (13,573 million euro at the end of 2002). The 1,576 million euro reduction represents the difference between the 2,183 million euro of distributed dividends and the year’s net profit.

ENEL APPROVES 2004 STOCK OPTION PLAN

     The Board of Directors also approved today the stock option plan for 2004 and the regulations for its implementation. The Shareholders will be requested to delegate the power to increase the Enel’s share capital in connection with this plan at the meeting called for May 21 (on first call) and May 22, 2004 (on second call). The agenda of the Shareholders’ meeting will be amended accordingly in the next meeting of the Board of Directors.

     According to the present plan, executives selected by the Board of Directors are assigned options regarding the subscription of a corresponding number of newly issued Enel ordinary shares. In particular, the Board of Directors resolved today the allotment of an overall number of 38,52 million of options for the benefit of approximately 640 executives of the Enel Group, including Enel’s Chief Executive Officer in his capacity as General Manager.

     The exercise of the options is subject to the achievement of the performance targets set by the Board of Directors. More specifically, the plans provides that all the allotted options become exercisable if, in 2004, the consolidated EBITDA exceeds the target indicated by the budget and the performance of Enel shares on the Italian stock market is higher – according to calculation criteria indicated by the plan’s regulations – than that of a specific reference index (50% MIBTEL and 50% FTSE Eurotop 300 Electricity). In the event that even one of the aforesaid objectives is not met, all the allotted options automatically expire.

     The plan states that the options – if the aforesaid conditions for their exercise shall be met – may be exercised as follows: 15% from 2005, 15% from 2006, a further 30% from 2007 and the remaining 40% from 2008; in any case, the options cannot be exercised after December 31, 2009.

     The strike price has been set as the arithmetical average of the reference prices of Enel shares on the Italian stock market for the period from February 29 to March 29, 2004, in compliance with the relevant tax regulations.

The 2003 results will be presented to financial analysts and institutional investors at 2.00 pm at the Enel auditorium, Viale Regina Margherita 125, Rome. This will be followed by a press conference. The event will be transmitted in real time on Enel’s website www.enel.it.

Once the presentation has begun, support material will be available on the same website in the Investor Relations section. The Consolidated Income Statement and Balance Sheet and the same statements for the Parent company, Enel S.p.A. follow. These tables (the parts referring to 2003) have been delivered to the Board of Statutory Auditors and the independent auditors for their evaluation.

*****

DIVISIONAL REVIEW

Generation & Energy Management

Results (million euro):

	2003	2002*	Change
Revenues	12,111	10,488	+15.5%
EBITDA	3,652	2,434	+50.0%
EBIT	2,388	1,305	+83.0%
Capital expenditure	673	912	-26.2%

*	proforma excluding Eurogen and Interpower, and activities in Spain and the Americas which have been transferred to the International Division.

Operational performance

     The revenue increase in the Generation and Energy Management Division was principally due to a 4.8% increase in production volumes (137,794 GWh in 2003, up from 131,447 in 2002) and the fuel cost compensation component of the tariff. The summer heat was responsible for the steep growth in consumption and production. The drought following the heat-wave caused a decline in hydro production which was compensated by a 7% increase in thermal production. Cost containment and efficiency gains also had a positive effect on the operating result. A further contribution came from the reimbursement of the hydro penalty and green certificates, 410 million euro and 102 million euro, respectively.

     In line with our target to improve our fuel mix, Enel doubled its production from highly efficient, combined cycle gas plants (CCGT) to 25 TWh, while production from coal was also increased by 5%. The full benefit of the CCGT conversion will be felt in 2004, while the programme to switch to competitive fuels made significant progress with the authorization of the Civitavecchia conversion plan. To overcome potential shortages at peak times, Enel will complete the reactivation of 1,200 MW by the summer.

     The Group global leadership in renewable energy was strengthened with investments of more than 200 million euro in Italy and, in Spain, through the acquisition of an 80% stake in Union Fenosa’s renewables business.

Targets

     Given the better than expected results achieved to date, the operating targets set in March 2003 have been increased. In 2003, the Generation Division beat its operational and maintenance cost reduction targets.

     In the thermoelectric sector, operating costs are expected to fall to 10,800 euro per MW in 2006, compared with an earlier target of 11,600 euro per MW by 2005.

     In the hydroelectric sector, operating costs are expected to fall to 11,500 euro per MW in 2006; compared with an earlier target of 11,700 euro per MW by 2005.

The completion of the Brindisi regassification plant (an Enel, BG Group joint venture) is scheduled for 2007. This project is part of a strategy of diversification of fuel supply which will give Enel a gas cost 5% to 10% lower than its competitors, excluding ENI.

***

Networks and Sales

Results (million euro):

	2003	2002	Change
Revenues	20,047	20,586	-2.6%
EBITDA	3,626	3,461	+4.8%
EBIT	2,299	2,100	+9.5%
Capital expenditure	1,716	1,967	-12.8%

Operational performance

Electricity

     Revenues in the Networks and Sales Division deriving from the electricity business totalled 18,673 million euro, a decrease of 844 million euro compared with 2002. This was mainly due to the transfer to Enel Trade (Generation and Energy Management Division), from 1 January 2003, of the business of energy sales to domestic clients with annual consumption of more than 100 million kWh and to resellers, as well as trading on international markets.

     Enel is ahead of target in reducing cash costs per customer. In 2003, this stood at 136 euro compared with 150 euro in 2002. At the same time, the quality of service improved. In 2003, Enel earned a 115 million euro bonus from the energy authority for having reduced power interruptions by 18% in 2002.

     The Group has developed a world leading digital metering system which brings greater flexibility and savings both to customers and to Enel. The system’s value was confirmed with the announcement of a partnership with IBM to sell the meters to utilities worldwide. The value of the potential market for digital meters is estimated at 120 billion euro globally.

     On the regulated market, Enel focused on improving contact with customers. Through an agreement with the national postal service, Enel customers are now able to pay their bills or get customer support through selected post offices around the country. In November, the Group launched Enel Club, a program that offers customers with automatic bill payment, through banks or post offices, a range of benefits including discounts on selected products from partners. On the free market, Enel is focused on offering tailor made products and services to small and medium size companies.

Gas

     Gas sector sales in 2003 totalled 1,374 million euro (+28%) and the cash cost per gas customer was reduced from 132 euro in 2002 to 128 euro in 2003. During the year, Enel integrated over thirty independent companies into a single platform with one brand, Enel Gas. Enel Gas is now the number two player in the Italian gas market with an 11% share. Volumes sold have increased to 4.4 billion cubic meters and customers to 1.9 million. Internal growth was supported by the acquisition of Sicilmetano (37,000 customers) for 41 million euro, finalized in 2004.

Targets

     In electricity, the cash cost per customer target has been set at 122 euro by 2006, compared with a previous target of 127 euro by 2005.

     In gas distribution, the cash cost per customer target has been set at 92 euro by 2006, compared with a previous target of 96 euro by 2005. The volume target for gas sales is 5.3 billion cubic meters by 2006, compared with a previous target of 5.2 billion cubic meters by 2005.

***

Terna

Operational performance

     In 2003, Terna saw an increase in revenues principally due to an increase in fees paid by third parties for the use of the national transmission grid. EBITDA benefited from a reduction of operating costs and greater revenues. EBIT also benefited from a reduction in depreciation and amortization stemming from the reviewed extension of the asset life.

     On December 31, 2003, Terna acquired from Enelpower two companies which own electricity transmission lines in Brazil (TSN and Novatrans).

     In order to optimize its financial structure, Terna resolved on January 28, 2004 to reduce its share capital from 2,036,050,000 euro to 440,000,000 euro, of which 396,050,000 euro through accrual to reserves and 1,200,000,000 through a reimbursement of capital. Such resolution will be effective three months after the entry in the companies’ register.

     As a result of the new tariff structure for 2004-2007, which includes a rate of return for net capital employed of 6.7% compared with 5.6% for the 2000-2003 regulatory period, the regulatory value of Terna’s Italian Regulated Asset Base is estimated at approximately 4.9 billion euro.

     Enel expects to make an initial public offering of Terna by the end of June 2004. By law, Enel must reduce its stake in Terna to 20% by 2007.

***

Telecoms

Results (million euro):

	2003	2002	Change
Revenues	4,383	3,921	+11.8%
EBITDA	1,010	614	+64.5%
EBIT	(840)	(1,019)	+17.6%
Capital expenditure	854	1,899	-55%

Operational performance

     In 2003, Wind’s revenues and EBITDA grew ahead of expectations. The positive operational results were driven by a combination of an increase in average revenues per user, both in mobile and fixed-line telephony, and efficiency gains.

     Revenues from mobile telephony totalled 2,177 million euro, an increase of 23.1%, while revenues in fixed-line and Internet decreased by 6.3% to 1,559 million euro. Wind has a market share in mobile telephony of 17.3%, with around 10 million SIM cards (+14%).

     In fixed-line, Wind’s market share is 11.3% with 3.1 million active customers. Of these, approximately 500,000 are customers acquired as a consequence of the unbundling of the local loop (ULL). Wind has 448 sites (ULL) which allow it to offer a direct access service to about 28% of connectable clients. Wind has the most extensive fibre optic network in the country with over 18,000 kilometres of backbone.

     In Internet access, Wind remains a market leader with 15.2 million customers registered on the Libero portal (12.4 million in 2002), of whom 3.4 million are active. In broad band Internet access, Wind had 141,000 active ADSL customers at the end of 2003, an increase of 252% from 2002.

     Enel continues to operate Wind as a financial investment and the business is now financially independent. With the completion of the GSM network, Wind has reduced its investment requirement significantly. Future investments will be mainly in the unbundling of the local loop and in third generation mobile broadband technologies. In the Internet access market, Wind will concentrate on acquiring broad band customers.

     Following the acquisition in 2003 of France Telecom’s minority stake in Wind, Enel has implemented a synergies’ programme which will lead to annual savings for Wind of over 100 million euro from 2004.

Targets

     Wind’s target in mobile telephony is to deliver a CAGR in revenues of 15% for the period 2002-2005, and an increase in ARPU of 8% over the same period. By 2005, Wind expects to have an 18-20% share of the mobile telephony market in Italy. The EBITDA CAGR target for 2002-2005 is above 40%.

The target rate of operational expenditure to revenues is confirmed at 22% by 2005, compared with 30% in 2003.

***

International

Results (million euro):

	2003	2002	Change
Revenues	921	923	-0.2%
EBITDA	277	253	+9.5%
EBIT	100	95	+5.3%
Capital expenditure	231	93	+148.4%

     In 2003, all international activities in the generation, distribution and sale of electricity were grouped into a new Division which will coordinate all of the Group’s international activities. Enel remains committed to growing its core business outside of Italy but will only invest in businesses that meet its strict investment criteria and can create value. Already present in Spain, the Americas and Bulgaria, the international Division is ready to benefit from the forthcoming liberalization process in the Balkans.

Operational performance

     Revenues in Spain accounted for 713 million euro in 2003, down from 825 million euro in 2002. The fall in Spain was mainly due to the temporary closure of plants. Revenues from the Americas totaled 100 million euro in 2003 compared with 98 million euro in 2002, while revenues from Bulgaria came to 108 million euro for the nine months following the acquisition, in March 2003, of the Maritza East III power plant.

***

Services and other activities

Results (million euro ):

	2003	2002	Change
Revenues	2,778	2,874	-3.3%
EBITDA	510	272	+87.5%
EBIT	234	(49)	—
Capital expenditure	312	582	-46.4%

     This Division contains all the Group’s non-core activities. Some of the companies in this division will be sold and the remainder will be kept for the sole purpose of serving the Enel Group. In line with this goal, Enel recently reached an agreement to sell a significant package of real estate properties and announced its intention to exit the water sector.

Enelpower operational performance

     Enelpower, the Group’s engineering company, generated 2003 revenues (together with its subsidiaries) of 1,747 million euro, an increase of 7.8% from 2002. EBITDA for the period was 191 million euro, compared with a negative 127 million euro in 2002.

***

Certain of the information included in this release is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. The Company’s outlook is predominately based on its interpretation of what it considers to be the key economic factors affecting its businesses. Forward-looking statements with regard to the Company’s businesses involve a number of important factors that are subject to change, including: the many interrelated factors that affect customers’ demand, including general economic conditions, industry trends, and increased competition in each of the Company’s markets; the Company’s ability to implement successfully its cost reduction program; future capital expenditure and investments; legislation, particularly that relating to the regulation of the markets for electricity and other public utility services, tariff regimes, the environment, trade and commerce and infrastructure development; the actions of competitors in various industries in which the Company competes; production difficulties, including capacity and supply constraints; labor relations; interest rates and currency exchange rates; political and civil unrest; and other risks and uncertainties.

Consolidated Income Statement

In millions of euro

	2003		2002 Restated		2003-2002		2002
		(%)		(%)		(%)		(%)
Revenues:
- Power and Equalization Fund contributions	20,013	63.9	20,356	66.7	(343)	-1.7	20,395	68.1
- Telecommunication services	3,959	12.6	3,642	12.0	317	8.7	3,642	12.1
- Gas sold to end users	1,254	4.0	780	2.6	474	60.8	780	2.6
- Other services, sales and revenues	6,091	19.5	5,693	18.7	398	7.0	5,160	17.2
Total revenues	31,317	100.0	30,471	100.0	846	2.8	29,977	100.0
Operating costs:
- Personnel	3,440	11.0	3,501	11.5	(61)	-1.7	3,589	12.0
- Fuel consumed for thermal generation	4,101	13.1	3,791	12.4	310	8.2	4,255	14.2
- Power purchased	4,620	14.7	5,603	18.4	(983)	-17.5	4,802	16.0
- Interconnections and roaming	1,381	4.4	1,426	4.7	(45)	-3.2	1,426	4.8
- Services, leases and rentals	3,843	12.3	4,241	13.9	(398)	-9.4	4,284	14.3
- Fuel for trading and gas for resale to end users	2,378	7.6	2,683	8.8	(305)	-11.4	2,237	7.5
- Materials	1,733	5.5	2,001	6.6	(268)	-13.4	1,975	6.6
- Other costs	924	3.0	688	2.3	236	34.3	721	2.4
- Capitalized expenses	(944)	(3.0)	(1,158)	(3.8)	214	18.5	(1,173)	(4.0)
Total operating costs	21,476	68.6	22,776	74.8	(1,300)	-5.7	22,116	73.8
GROSS OPERATING MARGIN	9,841	31.4	7,695	25.2	2,146	27.9	7,861	26.2
Depreciation, amortization and accruals:
- Depreciation and amortization	4,516	14.4	4,380	14.4	136	3.1	4,477	14.9
- Accruals and write-downs	593	1.9	502	1.6	91	18.1	504	1.7
Total depreciation, amortization and accruals	5,109	16.3	4,882	16.0	227	4.6	4,981	16.6
OPERATING INCOME	4,732	15.1	2,813	9.2	1,919	68.2	2,880	9.6
- Net financial income (expense)	(1,130)	(3.6)	(1,157)	(3.8)	27	2.3	(1,178)	(3.9)
- Equity income (expense)	(73)	(0.2)	(59)	(0.2)	(14)	-23.7	(59)	(0.2)
INCOME BEFORE EXTRAORDINARY ITEMS AND TAXES	3,529	11.3	1,597	5.2	1,932	121.0	1,643	5.5
- Extraordinary items	(136)	(0.5)	803	2.6	(939)	—	736	2.4
INCOME BEFORE TAXES	3,393	10.8	2,400	7.8	993	41.4	2,379	7.9
- Income taxes	966	3.1	602	2.0	364	60.5	608	2.0
INCOME BEFORE MINORITY INTERESTS	2,427	7.7	1,798	5.8	629	35.0	1,771	5.9
- Minority interests	82	0.3	237	0.8	(155)	-65.4	237	0.8
GROUP NET INCOME	2,509	8.0	2,035	6.6	474	23.3	2,008	6.7

Consolidated Balance Sheet

In millions of euro

	at Dec. 31, 2003	at Dec. 31, 2002	2003-2002
Net fixed assets:
- Tangible and intangible	50,731	50,562	169
- Financial	531	600	(69)
Total	51,262	51,162	100
Net current assets:
- Trade receivables	6,991	7,124	(133)
- Inventories	4,211	3,266	945
- Other assets and net receivables from Electricity Equalization Fund	986	1,042	(56)
- Net tax receivables/(payables)	(780)	669	(1,449)
- Trade payables	(5,835)	(6,726)	891
- Other liabilities	(7,627)	(6,615)	(1,012)
Total	(2,054)	(1,240)	(814)
Gross capital employed	49,208	49,922	(714)
Provisions:
- Employee termination indemnity	(1,298)	(1,415)	117
- Retirement benefits	(462)	(472)	10
- Net deferred taxes	(476)	(1,435)	959
- Other provisions	(1,483)	(1,291)	(192)
Total	(3,719)	(4,613)	894
Net capital employed	45,489	45,309	180
Group Shareholders’ Equity	21,124	20,772	352
Minority interests	191	70	121
Total Shareholders’ Equity	21,315	20,842	473
Net financial debt	24,174	24,467	(293)

TOTAL	45,489	45,309	180

Enel S.p.A.

Income statement

In millions of euro

	2003	2002	2003-2002
Revenues:
- Sales to Group companies	865	1,702	(837)
- Other revenues from Group companies	236	222	14
- Other revenues from third parties	42	47	(5)
Total revenues	1,143	1,971	(828)
Operating costs:
- Personnel	65	60	5
- Fuel purchases	—	578	(578)
- Power purchased	608	908	(300)
- Services, leases and rentals	141	189	(48)
- Other costs	69	49	20
Total operating costs	883	1,784	(901)
GROSS OPERATING MARGIN	260	187	73
- Depreciation, amortization and accruals	33	25	8
OPERATING INCOME	227	162	65
- Equity income/(expense)	441	365	76
- Net financial income (expense)	(225)	(242)	17
- Extraordinary items	432	2,882	(2,450)
INCOME BEFORE TAXES	875	3,167	(2,292)
- Income taxes	268	762	(494)
NET INCOME	607	2,405	(1,798)

Enel S.p.A.

Balance Sheet

In millions of euro

	at Dec. 31, 2003	at Dec. 31, 2002	2003-2002
Net fixed assets:
- Tangible and intangible	22	25	(3)
- Financial	17,778	18,252	(474)
Total	17,800	18,277	(477)
Net current assets:
- Trade receivables	13	19	(6)
- Other assets and net receivables from Electricity Equalization Fund	1,078	936	142
- Net receivables from subsidiaries and associates	417	275	142
- Net tax receivables	328	627	(299)
- Trade payables	(290)	(245)	(45)
- Other liabilities	(275)	(404)	129
Total	1,271	1,208	63
Gross capital employed	19,071	19,485	(414)
Provisions	(128)	(146)	18
Net capital employed	18,943	19,339	(396)
Shareholders’ Equity	11,997	13,573	(1,576)
Net financial debt	6,946	5,766	1,180

Total	18,943	19,339	(396)

Press Release

     Rome, March 29, 2004 – Enel states that the additional dividend, which it expects to distribute after the IPO of Terna (expected to take place in June this year), will be paid in the second half of 2004. The exact date will be set by the Board of Directors once the Terna IPO is completed.

2003 Results Rome, 29 March 2004 1

September 2002 Strategy A Safe Haven Focus on Energy Profitable Growth Strict investment discipline Close attention to balance sheet Dividends Cost leadership and efficiencies in electricity and gas Financial investor approach to Telecoms Refocus existing non-core Ready to expand internationally to mitigate regulatory and market risk Profit from renewable know how and technology All growth initiatives justified on strategic fit and EPS enhancement Focus on Total Shareholder Return 2

2003: Delivering on Strategy 30% CAPEX reduction in 2003, mainly in non core activities Maintained a "strong A" credit rating Generous dividend policy Outperforming all efficiency targets Wind financially independent, preparing IPO 2005 Sale of Real Estate and Waste, exiting Water, restructuring non core Selective international expansion €1bn investment plan in renewables in Italy Strict investment criteria Continuing to focus on Total Shareholder Return A Safe Haven Focus on Energy Profitable Growth 3

Agenda 2003 Results Market and Regulation Businesses and Targets Dividends Questions & Answers 4

Agenda 2003 Results Market and Regulation Businesses and Targets Dividends Questions & Answers 5

Highlights of the year 2003 EBITDA at Euro 9,841 m, up 28% EBIT at Euro 4,732 m, up 68% Net Operating Cash Flow at Euro 4,647 m, up 137% Net Income at Euro 2,509 m, up 23% EPS at Euro 0.41 vs 0.34 in 2002 6

Income Statement (Euro m) (1) Excluding Eurogen and Interpower 2003 2002 Pro Forma (1) % change Revenues 31,317 30,471 2.8% Operating Costs 21,476 22,776 -5.7% EBITDA 9,841 7,695 27.9% % of Revenues 31% 25% EBIT 4,732 2,813 68.2% % of Revenues 15% 9% 7

From EBIT to EPS (Euro m) (1) Before taxes (2) Net Income less non recurring items 2003 2002 Pro Forma % change EBIT 4,732 2,813 68.2% Net Financial Charges (1,130) (1,157) 2.3% Net Extraordinary Items (136) 803 of which: Gains from Disposals (1) 521 2,772 EBT 3,393 2,400 41.4% Income Taxes 966 602 Minority Interest 82 237 -65.4% Net Income 2,509 2,035 23.3% EPS (Euro) 0.41 0.34 20.6% Ordinary Income (2) 1,090 649 68.0% 8

2002 Pro Forma 2003 7,695 9,841 Networks & Sales Telecom Generation & Energy Mgmt Services, Terna & Holding(1) EBITDA by Business Areas (Euro m) (1) Net of intercompany International Operations +64.5% +36.8% +9.5% +4.8% +50.0% 2.434 3.652 253 277 933 1.276 1.010 3,626 3,461 614 9

Balance Sheet (Euro m) (1) Excluding debt to Treasury for UMTS license (2) 2002 calculated on pro forma figures Dec. 31, 2003 Dec. 31, 2002 % Change Net Financial Debt 24,174 24,467 -1.2% of which Wind (1) 6,743 6,621 1.8% Shareholders' Equity 21,315 20,842 2.3% of which minorities 191 70 Leverage 1.13 1.17 EBITDA/ Interest Coverage (2) 8.7 6.7 Net Capital Employed 45,489 45,309 0.4% 10

Net Debt Evolution (Euro m) Capex Extraordinary Activities December 31st, 2003 December 31st, 2002 Down 293 -24,467 +8,616 -3,969 -728 -24,174 -6,743 -6,621 ENEL Wind ENEL Wind -3,626 Dividends, Interests and Taxes -17,846 -17,431 4,647 Net Operating Cash Flow Operating Cash Flow from Operations 11

Agenda 2003 Results Market and Regulation Businesses and Targets Dividends Questions & Answers 12

Italian Electricity Market Outlook Over 2% demand growth Over 2% peak growth Same capacity, less import, 1-2 yr delay 2% annual demand growth 2% peak growth 10GW1 of new capacity by 2007 Drivers of '03-'07 Plan Drivers of '04-'08 Plan Electricity Demand Growth Prices to reach new entrant full CCGT cost not before 2008 320 TWh (1) Including interconnections 13

Regulatory Outlook Impact of Tariffs Non Recurring Regulatory Reimbursements Increased RAB: Protecting value of regulated assets for the long term New depreciation schedule 2003 € 512m 2004-06 € 900-1,300m Hydro Penalty Green Certificates Stranded costs on plants Stranded costs On Nigerian Gas 14

Agenda 2003 Results Market and Regulation Businesses and Targets Dividends Questions & Answers 15

Generation and Energy Management Fuel Cost Index Reduction 100 60 2004 2002 2007/8 New entrant1 = 87 87 O&M/MW Thermal O&M/MW Large Hydro 2002 Actual 2005 Old 13.9 kEuro 2003 Actual 11.6 13.1 kEuro 11.7 2006 New 10.8 11.5 2002 Actual 2005 Old 2003 Actual 2006 New 11.9 12.1 Renewables Italy: invested over € 200m in 2003 out of € 1bn plan Spain: acquired 80% of Union Fenosa's renewables (1) Based on $23/bbl Brent 16

Distribution and Sales Electricity Gas 2002 Actual € 115m 2003 Target >€ 150m Quality Bonus 150 122 136 127 Cash Cost € / Customer1 2006 New Sales Volumes (BCM) 3.9 4.4 5.2 132 113 128 Cash Cost € / Customer2 105 Distribution Cash Cost € / Customer3 100 92 96 5.3 2002 Actual 2005 Old 2003 Actual 2006 New 2002 Actual 2005 Old 2003 Actual 2006 New 2002 Actual 2005 Old 2003 Actual 2002 Actual 2005 Old 2003 Actual (1) Excluding Digital Meter, including Sales (2) Including Sales (3) Excluding Sales, Distribution only 17

Terna IPO New RAB set at € 5bn Acquired Brazilian assets (€ 0.5bn asset value) Leveraged to improve capital structure Expected timing: June 2004 Opex/MWh Euro 2002 Actual 2005 Old 0.95 2006 New 2003 Actual ** ** 0.87 ** Left blank due to compliance to IPO procedure 18

Wind1 EBITDA > 40% CAGR 8% CAGR 15% CAGR 22% +70% +15% +23% 30% Mobile Revenues2 Opex/Revenues 2002-2005 Target 2002-2003 Actual Mobile ARPU (1) Excluding Tellas (2) Service revenues excluding sales of handsets Wind is now financially independent 19

2002 2002 2005 Fuel Cost Index % 100 100 86 86 O&M / MW Thermal k€ 13.9 13.9 11.6 10.8 O&M / MW Lrg Hydro k€ 13.1 13.1 11.7 11.5 Cash Cost/Cust - Electricity € 150 150 127 122 Cash Cost /Cust - Gas € 105 105 96 92 Opex/MWh - Terna € 0.95 0.95 ** * Opex/Revenues - Wind % 31 31 22 [21] Generation and Energy Management Other Distribution and Sales € 1bn1 €30m Total Opex reduction (1) Based on $23/bbl Brent ** Left blank due to compliance to IPO procedure Summary of Targets 20 A

Summary of Targets 2002 2003 2002 2003 2005 Fuel Cost Index % 100 98 100 98 86 86 O&M / MW Thermal k€ 13.9 11.9 13.9 11.9 11.6 10.8 O&M / MW Lrg Hydro k€ 13.1 12.1 13.1 12.1 11.7 11.5 Cash Cost/Cust - Electricity € 150 136 150 136 127 122 Cash Cost /Cust - Gas € 105 100 105 100 96 92 Opex/MWh - Terna € 0.95 0.87 0.95 0.87 ** * Opex/Revenues - Wind % 31 30 31 30 22 [21] Generation and Energy Management Other Distribution and Sales € 250m1 € 1bn1 Total Opex reduction (1) Based on $23/bbl Brent ** Left blank due to compliance to IPO procedure 20 B

Summary of Targets 2002 2003 2002 2003 2005 2006 Fuel Cost Index % 100 98 100 98 86 86 O&M / MW Thermal k€ 13.9 11.9 13.9 11.9 11.6 10.8 O&M / MW Lrg Hydro k€ 13.1 12.1 13.1 12.1 11.7 11.5 Cash Cost/Cust - Electricity € 150 136 150 136 127 122 Cash Cost /Cust - Gas € 105 100 105 100 96 92 Opex/MWh - Terna € 0.95 0.87 0.95 0.87 ** ** Opex/Revenues - Wind % 31 30 31 30 22 21 Generation and Energy Management Other Distribution and Sales New projects Overhead reduction € 250m1 € 1bn1 € 1.1bn1 €30m Total Opex reduction 20 (1) Based on $23/bbl Brent ** Left blank due to compliance to IPO procedure

Overall Financial Targets OPEX reduction: € 1bn '05 € 1.1bn '06 '02-'05 EBITDA CAGR: 8% 9% '03-'07 free cashflow: € 14bn € 16bn Old Target New Target 21

Agenda 2003 Results Market and Regulation Businesses and Targets Dividends Questions & Answers 22

Ordinary income 70% payout: 100% payout on net gain: Interpower Hydro penalty and green certificates for 2002 Sale of minor assets Settlements and other non recurring 2003 Dividend1 Total 2003 dividend of € 0.36 per share (total € 2.2bn) (1) Paid in 2004 23

100% payout on Terna capital gain Additional Dividend1 on Terna IPO Payment after IPO execution, before 31 December 2004 100% payout on Terna leverage (1) Paid in 2004 24

2004 Estimated Dividend1 Improvement in operating performance Increased free cash generation Strong balance sheet Greater certainty on value of regulated assets Further benefits from non recurring reimbursements and sale of real estate portfolio We expect the 2003 dividend to be sustainable next year (1) Paid in 2005 25

Agenda 2003 Results Market and Regulation Businesses and Targets Dividends Questions & Answers 26

Appendices 27

2002 Pro Forma Generation & Energy Management Networks & Sales Terna TLC 2003 +2,146 EBITDA Growth - by Business Area (Euro m) 7,695 +1,218 9,841 Holding & Other +165 +65 +396 +278 +24 International Operations 28

Consolidated Financial Highlights EBIT by Business Areas (Euro m) 2002 Pro Forma 2003 2,813 4,732 Networks & Sales Telecom Generation & Energy Mgmt Services, Terna & Holding(1) (1) Net of intercompany International Operations 1,305 2,388 332 785 -840 2,299 2,100 100 95 -1,019 29

931 829 Costs of support activities of all the companies belonging to the Group % on revenues 3.1 2.6 2002 2003 Overhead Reduction(1) (Euro m) 30

Generation & Energy Management (Euro m) (1) As reported 2003 2002 Pro Forma % change Revenues 12,111 10,488 15.5% EBITDA 3,652 2,434 50.0% EBIT 2,388 1,305 83.0% Capex 673 912 -26.2% Net Capital Employed 11,947 13,469 (1) -11.3% Headcount 10,318 12,077 (1) -14.6% Net Power Generation (domestic) (GWh) 137,794 131,447 4.8% 31

Generation & Energy Management Renewables Coal&Orimulsion Gas CCGT Oil & Gas ST 2002 0.24 0.22 0.09 0.45 2002 0.24 0.22 0.09 0.45 Thermal Production Mix Renewables Coal&Orimulsion Gas CCGT Oil & Gas ST 2002 0.23 0.22 0.1799 0.3737 2002 0.23 0.22 0.1799 0.3737 Coal&Orimulsion Gas CCGT Oil & Gas ST 2002 0.2851 0.2324 0.4827 2002 0.2851 0.2324 0.4827 Coal&Orimulsion Gas CCGT Oil & Gas ST 2002 0.2981 0.1208 0.5811 2002 0.2981 0.1208 0.5811 Production Mix 2002 2003 32 2002 2003

International Operations (Euro m) 2003 2002 Pro Forma % change Revenues 921 923 -0.2% EBITDA 277 253 9.5% EBIT 100 95 5.3% Capex 231 93 148.4% Net Capital Employed 3,132 2,678 17.0% Headcount 1,710 1,638 4.4% 33

2003 2002 % change Revenues 20,047 20,586 -2.6% Power 18,673 19,517 -4.3% Gas 1,374 1,069 28.5% EBITDA 3,626 3,461 4.8% Power 3,354 3,328 0.8% Gas 272 133 104.5% EBIT 2,299 2,100 9.5% Capex 1,716 1,967 -12.8% Net Capital Employed 11,360 11,612 -2.2% Headcount 36,424 39,489 -7.8% Power Dispatched (GWh) 244,426 243,435 0.4% Power Sold to End Users (GWh) 152,189 181,271 -16.0% Networks & Sales (Euro m) (1) Including sales of producers 34

Operational Data Power Gas 2003 2002 Pro Forma % change Net Power Generation (GWh) 137,794 131,447 4.8% Purchase of Power (GWh) 73,654 95,886 -23.2% Sales to End Users (GWh) 152,189 181,271 -16.0% of which: Regulated Market 141,453 150,919 -6.3% Free Market 10,736 30,352 -64.6% Total Power Dispatched (GWh) 244,426 243,435 0.4% Volumes Sold to Third Parties (mcm) 6,774 5,609 20.8% Customers ('000) 1,796 1,723 4.2% 35

Terna (Euro m) 2003 2002 % change Revenues 874 828 5.6% EBITDA 590 525 12.4% EBIT 408 271 50.6% Headcount 2,821 3,106 -9.2% Capex 183 178 2.8% Net Capital Employed 3,580 3,067 16.7% 36

Wind Key Performance Indicators (1) Approximately 500,000 acquisitions of which 330,000 physically connected (2) Excluding goodwill amortization (3) Excluding debt to Treasury for UMTS license (4) Excluding goodwill 31-dic-03 31-dic-02 2003 2002 Customers (m) 28.2 24.6 Profit & Loss (€m) Fixed Active 3.1 3.5 Revenues 4,383 3,921 of which CPS 1.7 2.1 EBITDA 1,010 614 LLU (1) 0.5 - EBIT (2) (340) (466) Mobile 9.9 8.7 Internet Subscribers 15.2 12.4 2003 2002 31-dic-03 31-dic-02 ARPU (€/average month) Balance Sheet (€m) Fixed Active Customer base 31.4 30.6 Net Debt (3) 6,743 6,621 Mobile 22.2 19.6 Net Capital Employed (4) 6,804 6,519 of which Mobile Data 2.8 2.3 37

Services & Holding (Euro m) 2003 2002 % change SERVICES Revenues 2,778 2,874 -3.3% EBITDA 510 272 87.5% EBIT 234 (49) Headcount 4,206 5,765 -27.0% Capex 312 582 -46.4% Net Capital Employed 2,220 2,681 -17.2% HOLDING Revenues 1,139 1,973 -42.3% EBITDA 256 190 34.7% EBIT 223 164 36.0% Headcount 522 527 -0.9% 38

Debt Structure Average debt maturity: 5 years and 2 months Average cost of debt: 4,4% (Fixed+Hedged)/Total Long Term Debt = 71% (Fixed+Hedged)/Total Net Debt = 60% S&P's: A+/A-1 negative Moody's: A1/P-1 negative 31-Dec-03 31-Dec-02 % change Long Term Short Term Cash (1) Net Debt (Euro m) (1) Including factoring receivables 20,488 18,292 12.0% 24,174 24,467 (1.2%) -946 4,632 7.251 -1.076 (36.1%) (12.2%) 39

Capex (Euro m) 2002 Pro Forma 2003 5,631 3,969 Networks & Sales Telecom Services Generation & Energy Mgmt Terna Networks & Sales Telecom Services Generation & Energy Mgmt Terna -1,662 International Operations International Operations 40

Consolidated Financial Highlights Quarterly Analysis - Income Statement (Euro m) 4Q2003 4Q2002 Pro Forma % change 3Q2003 2Q2003 1Q2003 Revenues 8,024 8,358 -4.0% 7,872 7,352 8,069 EBITDA 2,277 2,040 11.6% 2,879 2,309 2,376 % of Revenues 28% 24% 37% 31% 29% EBIT 856 697 22.8% 1,645 1,027 1,204 % of Revenues 11% 8% 21% 14% 15% EBT 183 613 -70.1% 1,297 647 1,266 41

Disclaimer THESE SLIDES HAVE BEEN PREPARED BY THE COMPANY SOLELY FOR THE USE AT THE ANALYST PRESENTATION IN ROME. THE INFORMATION CONTAINED HEREIN HAS NOT BEEN INDEPENDENTLY VERIFIED. NONE OF THE COMPANY OR REPRESENTATIVES SHALL HAVE ANY LIABILITY WHATSOEVER IN NEGLIGENCE OR OTHERWISE FOR ANY LOSS HOWSOEVER ARISING FROM ANY USE OF THESE SLIDES OR THEIR CONTENTS OR OTHERWISE ARISING IN CONNECTION WITH THESE SLIDES OR ANY MATERIAL DISCUSSED AT THE ANALYST PRESENTATION. THIS DOCUMENT IS BEING FURNISHED TO YOU SOLELY FOR YOUR INFORMATION AND MAY NOT BE REPRODUCED OR REDISTRIBUTED TO ANY OTHER PERSON. THE INFORMATION CONTAINED HEREIN AND OTHER MATERIAL DISCUSSED AT THE ANALYST PRESENTATION MAY INCLUDE FORWARD-LOOKING STATEMENTS THAT ARE NOT HISTORICAL FACTS , INCLUDING STATEMENTS ABOUT THE COMPANY'S BELIEFS AND EXPECTATIONS. THESE STATEMENTS ARE BASED ON CURRENT PLANS, ESTIMATES, PROJECTIONS AND PROJECTS, AND THEREFORE YOU SHOULD NOT PLACE UNDUE RELIANCE ON THEM. FORWARD-LOOKING STATEMENTS INVOLVE INHERENT RISKS AND UNCERTAINTIES. WE CAUTION YOU THAT A NUMBER OF IMPORTANT FACTORS COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN ANY FORWARD-LOOKING STATEMENT. SUCH FACTORS INCLUDE, BUT ARE NOT LIMITED TO: THE DEVELOPMENT OF ENEL'S TELECOM BUSINESS, TRENDS IN ITS CORE ENERGY BUSINESS, ITS ABILITY TO IMPLEMENT COST-CUTTING PLANS, CHANGES IN THE REGULATORY ENVIRONMENT AND FUTURE CAPITAL EXPENDITURES. 42

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Società per Azioni
	By:	/s/ Avv. Claudio Sartorelli
		Name:	Avv. Claudio Sartorelli
Dated: March 29, 2004		Title:	Secretary of Enel Società per Azioni